LOLA GRANOLA BAR CORPORATION

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Lola Granola Bar Corporation
Croton Falls, New York

We have reviewed the accompanying financial statements of Lola Granola Bar Corporation (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 30, 2022
Los Angeles, California

LOLA GRANOLA BAR CORPORATION
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	4,296	$	4,086
Acccounts Receivable, net		106,971		29,941
Inventory		-		60,459
Total Current Assets		**111,268**		**94,486**
Total Assets	**$**	**111,268**	**$**	**94,486**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	59,712	$	59,712
Credit Cards		-		20,630
Promissory Notes and Loans		134,801		109,801
Forward Financing		166,019		171,677
Shareholder Loan		227,212		227,212
Other Current Liabilities		7,665		3,171
Total Current Liabilities		**595,409**		**592,203**
Total Liabilities		**595,409**		**592,203**
STOCKHOLDERS EQUITY				
Common Stock		1,342,639		1,339,663
Retained Earnings/(Accumulated Deficit)		(1,826,781)		(1,837,379)
Total Stockholders' Equity		**(484,141)**		**(497,717)**
Total Liabilities and Stockholders' Equity	**$**	**111,268**	**$**	**94,486**

See accompanying notes to financial statements.

LOLA GRANOLA BAR CORPORATION
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ 203,717	$ 161,185
Cost of Goods Sold	110,584	85,228
Gross profit	93,133	75,957
Operating expenses		
General and Administrative	121,886	217,201
Research and Development	456	-
Sales and Marketing	47,738	63,296
Total operating expenses	170,079	280,497
Operating Income/(Loss)	(76,946)	(204,541)
Interest Expense	4,494	3,171
Other Loss/(Income)	(92,039)	(10,820)
Income/(Loss) before provision for income taxes	10,599	(196,892)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ 10,599**	**$ (196,892)**

See accompanying notes to financial statements.

LOLA GRANOLA BAR CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Retained earnings/ (Accumulated Deficit)		Total Shareholder Equity	
	Shares	Amount				
Balance—December 31, 2019	252	$ 1,339,663	$	(1,640,488)	$	(300,825)
Issuance of Stock	104	-				-
Net income/(loss)				(196,892)		(196,892)
Balance—December 31, 2020	356	1,339,663	$	(1,837,379)	$	(497,717)
Issuance of Stock	61	2,977				2,977
Net income/(loss)				10,599		10,599
Balance—December 31, 2021	**417**	**$ 1,342,639**	**$**	**(1,826,781)**	**$**	**(484,141)**

See accompanying notes to financial statements.

LOLA GRANOLA BAR CORPORATION
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	10,599	$	(196,892)
Changes in operating assets and liabilities:				
Acccounts receivable, net		(77,030)		59,060
Inventory		60,459		9,036
Accounts Payable		-		(15,440)
Credit Cards		(20,630)		20,630
Other Current Liabilities		4,494		3,171
Net cash provided/(used) by operating activities		**(22,108)**		**(120,435)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Stock		2,977		-
Forward Financing		(5,658)		110,785
Borrowing on Shareholder Loans		-		42,304
Promissory Notes and Loans		25,000		-
Repayment of Notes and Loans		-		(30,577)
Net cash provided/(used) by financing activities		**22,319**		**122,512**
Change in Cash		210		2,077
Cash—beginning of year		4,086		2,009
Cash—end of year	$	**4,296**	$	**4,086**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Lola Granola Bar Corporation was incorporated on August 23, 2012, in the state of New York. The financial statements of Lola Granola Bar Corporation (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Croton Falls, New York.

Lola Snacks supports gut health through plant-based food and beverages to help improve health and well-being. Lola Snacks signature premium product, Lola Bars, replenish lost probiotics and nourish your gut's microbiome to aid digestion and boost immunity. Based in New York, Lola Snacks is a certified woman owned small business wholesale distributor bringing excitement and innovation to the food and beverage industry to support self-care through allergy friendly snacks with enhanced ingredients to support your health and well-being.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Lola Granola Bar Corporation is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of probiotic energy bars, trail mix granola, gluten free, vegan products.

Cost of sales

Costs of goods sold include the cost of goods sold and shipping costs.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $22,487 and $18,909, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 30, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Finished goods	-	60,459
Total Inventory	$ -	$ 60,459

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Accrued Interest	7,665	3,171
Total Other Current Liabilities	**$ 7,665**	**$ 3,171**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 1,000 Common Stock with no par value. As of December 31, 2021, and December 31, 2020, 417 shares and 356 shares of Common Stock have been issued and are outstanding.

6. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Susan M. Faria	$ 25,000	16.00%	5/22/2022	11/22/2022	$ -	$ -	$ 25,000	$ -	$ 25,000	$ -	$ -			
Promissory Note -Stacy Sagowitz	$ 10,000	15.00%	11/18/2020	11/20/2021	$ 1,500	1,677	$ 10,000	$ -	$ 10,000	$ 177	$ 177	$ 10,000	$ -	$ 10,177
Loan and Security Agreement- Diamond Capita	$ 500,000	3.00%	2/22/2019	2/22/2020	$ 2,994	5,988	$ 99,801		$ 105,789	$ 2,994	$ 2,994	$ 99,801	$ -	$ 102,795
Total					**$ 4,494**	**$ 7,665**	**$ 134,801**	**$ -**	**$ 140,789**	**$ 3,171**	**$ 3,171**	**$ 109,801**	**$ -**	**$ 112,971**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 134,801
2023	-
2024	-
Thereafter	-
Total	**$ 134,801**

Forward Financing

During fiscal year 2019, the Company entered into a finance agreement with Simplicity Financial Solution. As of December 31, 2021, December 31, 2020, the outstanding balance of this kind of financing is in the amount of $52,857 and $58,515, and entire amount is classified as the current portion.

During fiscal year 2020, the Company entered into the finance agreement with Upside Lending LLC. The lender provides the Company with the advance amount in exchange for sale of receivables to the lender. As of December 31, 2021, December 31, 2020, the outstanding balance of this kind of financing is in the amount of $52,269 and $52,269, and entire amount is classified as the current portion.

During fiscal year 2018, the Company entered into a finance agreement with Lucida Funding Corporation. As of December 31, 2021, December 31, 2020, the outstanding balance of this kind of financing is in the amount of $60,892 and $60,892, and the entire amount is classified as the current portion.

<u>Owner Loans</u>

During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

Owner	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2021			For the Year Ended December 2020		
				Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Tom Clark	$ 27,992	0.00%	No set maturity	$ 27,992		$ 27,992	$ 27,992		$ 27,992
Shane McCutchen	$ 3,554	0.00%	No set maturity	$ 3,554		$ 3,554	$ 3,554		$ 3,554
Joe Montalto	$ 13,000	0.00%	No set maturity	$ 13,000		$ 13,000	$ 13,000		$ 13,000
Shane McCutchen	$ 91,000	0.00%	No set maturity	$ 91,000		$ 91,000	$ 91,000		$ 91,000
William Dwyer	$ 91,667	0.00%	No set maturity	$ 91,667		$ 91,667	$ 91,667		$ 91,667
Total				$ 227,212	$ -	$ 227,212	$ 227,212	$ -	$ 227,212

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (20,685)	$ (47,541)
Valuation Allowance	20,685	47,541
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (113,868)	$ (93,183)
Valuation Allowance	113,868	93,183
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $414,065, and the Company had state net operating loss ("NOL") carryforwards of approximately $414,065. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   RELATED PARTY

The Company borrowed money from four shareholders in the aggregate amount of $227,212. The loans bear no interest rate and has no defined maturity date. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through September 30, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $76,946, an operating cash flow loss of $22,108, and liquid assets in cash of $4,296, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.